

September 15, 2009

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

>   **Re: ReoStar Energy Corporation**
>   **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
>   **Filed July 23, 2008**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
>   **Filed February 13, 2009**
>   **Response Letter Dated April 21, 2009**
>   **Response Letter Dated June 4, 2009**
>   **Form 10-K for the Fiscal Year Ended March 31, 2009**
>   **Filed July 14, 2009**
>   **Response Letter Dated July 24, 2009**
>   **File No. 000-52316**

Dear Mr. Zouvas:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

1.   We have reviewed your response to our prior comment one of our letter dated July 8, 2009. We do not believe that a relatively small pilot alkali-surfactant polymer injection project that recovered an estimated 35,000 barrels of incremental oil is sufficient to demonstrate reasonable certainty and support classification as proved reserves for over 10 million barrels of undeveloped reserves on an offsetting lease. Among other concerns, we note that the injection

project you are operating is not an alkali-surfactant flood as the pilot projects were. Please revise your 2008 and 2009 10-K reports to remove the proved undeveloped reserves for the Corsicana field polymer injection project from the proved category.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director